SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                                 Schedule 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No.      1       )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                           (Title of Class of Securities)


                                    013068200
                                   (CUSIP Number)

   Marshall E. Eisenberg (312) 269-8020       Bernice E. Lavin (708) 450-3101
   NEAL GERBER & EISENBERG                    2525 Armitage Avenue
   Two North LaSalle Street, Suite 2200       Melrose Park,  Illinois  60160
   Chicago, Illinois  60602
                   (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)


                                January 3, 1995
                              (Date of Event which Requires
                               Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

   Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:   Six copies of this Statement,  including all  exhibits, should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D   CUSIP NO. 013068200                                  Page 2 of 6 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Bernice E. Lavin

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a)
                                                                      (b)  X

3   SEC USE ONLY


4   SOURCE OF FUNDS *

              Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S. citizen


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

               7   SOLE VOTING POWER

                       3,036,355**

               8   SHARED VOTING POWER

                         939,797**

               9   SOLE DISPOSITIVE POWER

                       3,036,355**


              10   SHARED DISPOSITIVE POWER
                         939,797**

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,976,152**
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                           X

         Excluded are 412,852 Class A shares and 1,027,251 Class B shares held directly by Lavin's spouse and 449,353 and 2,000,000 Class B shares held by Lavin's spouse as co-trustee of two trusts for his benefit. Lavin disclaims beneficial ownership of such shares.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

              27.61%**

14   TYPE OF REPORTING PERSON *

              IN

**     Includes shares of Class B Common  Stock, $.22  par
       value  per  share  ("Class  B   shares"),  which  are
       immediately convertible at the holder's option on a share for share basis into Class A shares.



13D   CUSIP NO. 013068200                                  Page 3 of 6 Pages



1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BEL January 1995 Grantor Annuity Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                      (a)
                                                                      (b)  x

3   SEC USE ONLY


4   SOURCE OF FUNDS *

              Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois Trust

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

               7   SOLE VOTING POWER

                      2,000,000**


               8   SHARED VOTING POWER

                          -0-

               9   SOLE DISPOSITIVE POWER

                      2,000,000**

              10   SHARED DISPOSITIVE POWER

                          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,000,000**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

               Not applicable.


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

              15.46%


14   TYPE OF REPORTING PERSON *

              00

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

CUSIP No. 013068200            SCHEDULE 13D                   Page 4 of 6

Item 1.     Security and Issuer.

     Title of Class of Securities:       Class A  common  stock,  $.22 par
                                         value   per   share   ("Class   A
                                         shares")


     Name and Address of Issuer:         Alberto-Culver Company
                                         2525 Armitage Avenue
                                         Melrose Park, IL  60160


Item 2.     Identity and Background.

     (a)   Name of Person Filing:        (1)   Bernice E. Lavin ("Lavin")
                                         (2)   BEL  January  1995  Grantor
                                               Annuity Trust ("BEL January
                                               Trust")

     (b)   Address:    1) and 2)         c/o Bernice E. Lavin
                                         2525 Armitage Avenue
                                         Melrose Park, IL  60160

     (c)   Principal Business:           (1)   Lavin, an  individual, is a
                                               Director,   Vice  Chairman,
                                               Secretary and Treasurer  of
                                               the Company
                                         (2)   Trust Administration

     (d)   Prior Criminal Convictions:   None

     (e)   Prior Civil Proceedings With
           Respect to Federal or State
           Securities Laws:              None

     (f)   Place of Organization:        (1)   U.S. Citizen
                                         (2)   Illinois trust


Item 3.     Source and Amount of Funds or Other Consideration.

         Not applicable.   On April 11, 1994, 1,100,000 Class B shares  were
         transferred to Lavin as beneficiary of the Bernice E.  Lavin Grantor
         Annuity Trust dated 1/28/93 for her benefit.   On April  11, 1994,
         Lavin transferred 1,600,000 Class B shares to herself and Bernick as co-trustees of the BEL April, 1994 Grantor Annuity Trust for Lavin's benefit (the "BEL April Trust"). On December 8, 1994, an aggregate of 1,012,019 shares of Class B common stock were transferred to Lavin individually as beneficiary of each of the BEL April Trust and the BEL Grantor Annuity Trust dated 10/1/93 for her benefit, respectively. On January 3, 1995, Lavin transferred 2,000,000 Class B shares to herself and Carol L. Bernick ("Bernick") as co-trustees of the BEL January Trust. Under the terms of the BEL January Trust, Lavin has sole voting and investment power with respect to the shares
         held by the trust.    All of the above  transactions  have been
         previously reported on the appropriate Schedule 13Ds.


Item 4.     Purpose of Transaction.

         Transfers of securities were caused by trust funding and for the Lavin family's estate planning rather than corporate purposes. They were not transferred for purposes of effecting any of the actions listed in this item.

Item 5.     Interest in Securities of the Issuer.

        (a)   Amount of Class  A Shares Beneficially Owned (as of  January 3,
              1995): 3,976,152 shares total: 524,827 Class B shares held directly; 449,353 Class B shares held as co-trustee of the BEL April, 1994 Grantor Annuity Trust, for Lavin's benefit (the "BEL April Trust"); 2,000,000 Class B shares held as co-trustee of the BEL January Trust; 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a trust for the benefit of Bernick; 184,664 Class A shares and 326,864 Class B shares held as trustee of trusts for the benefit of Lavin's adult children and grandchildren; and 278,044 Class A shares and 12,000 Class B shares held by the Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director).

CUSIP No. 013068200            SCHEDULE 13D                   Page 5 of 6

        (b)   Percentage of  Class A common  stock Beneficially  Owned (as of
January 3, 1995)*:  27.61% total:   4.58% directly; 3.95% as co-trustee  of
the BEL April Trust; 15.46% as co-trustee of the BEL January Trust; 1.8% as co-trustee of the trust for the benefit of Bernick; 4.54% as trustee of trusts for the benefit of Lavin's adult children and grandchildren and 2.65% by the Lavin Family Foundation (based on 10,940,209 Class A shares outstanding as of December 31, 1994).

  * Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

         (c)   Number of Shares as to Which Such Person Has:

                                            Lavin          BEL January Trust

    (i)   Sole power to vote:            3,036,355<F1>       2,000,000

    (ii)  Shared power to vote:            939,797<F2>           -0-

    (iii) Sole power to dispose:         3,036,355<F1>       2,000,000

    (iv)  Shared power to dispose:         939,797<F2>           -0-

<F1>  The above shares shown as owned by the BEL January Trust are reflected as sole power of Lavin and the trust because Lavin has sole voting and investment power with respect to the shares held by the trust. 524,827 Class B shares held directly; 2,000,00 Class B shares held as co-trustee of the BEL January Trust; 184,664 Class A shares and 326,864 Class B shares held as sole trustee of trusts for the benefit of Lavin's children and grandchildren. Lavin does not hold any shares of Class A Common Stock directly.

<F2>  449,353 Class B shares held as co-trustee of the BEL April Trust;
      278,044 Class A shares and 12,000 Class B shares held by Lavin Family Foundation; and 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a trust for the benefit of one of Lavin's adult children.

       Lavin shares the power to vote and dispose of the 278,044 Class A shares and 12,000 Class B shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and one of her adult children, Carol L. Bernick. Lavin is co-trustee together with Carol L. Bernick of a trust for the benefit of Lavin which holds 449,353 Class B shares and a trust for the benefit of Bernick which holds 50,100 Class A shares and 150,300 Class B shares. The following information is presented with respect to Leonard H. Lavin and Carol L. Bernick, respectively.

               (a)   Name of Person:         Leonard H. Lavin
                                             Carol L. Bernick

               (b)   Address:                2525 Armitage Avenue
                                             Melrose Park, Illinois  60160

               (c)   Principal Business:     Leonard H.  Lavin, an individual,
                                             is a Director and the Chairman of
                                             the Company.   Carol L.  Bernick,
                                             an individual, is  a Director and
                                             Executive  Vice President  of the
                                             Company and President of Alberto-
                                             Culver USA, Inc.

               (d)   Prior Criminal
                     Convictions:            None.

               (e)   Prior Civil
                     Proceedings With
                     Respect to Federal
                     or State Securities
                     Laws:                   None.

               (f)   Place of Organization:  U.S. Citizen.

CUSIP No. 013068200            SCHEDULE 13D                   Page 6 of 6

      An additional 412,852 Class A shares and 3,476,604 Class B shares (which are not included above) are held by Lavin's husband directly and as co-trustee of trusts for his benefit. Lavin disclaims beneficial ownership of such shares.

      (c) On December 8, 1994, Lavin's husband transferred by gift 175,000 Class A shares to Lavin Family Foundation.

      (d)   None.

      (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None.


Item 7.     Material to be Filed as Exhibits.

               None.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1995





Signature:    /S/

Name/Title: Bernice E. Lavin, individually;  and as co-trustee  of the  BEL
            January 1995 Trust; and as co-trustee of a trust, and as sole trustee of trusts, for the benefit of her children and grandchildren